SKANSKA

06014645

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SUPPL

Date
June 14, 2006

Our contact
Marianne Bergström

SEC MAIL RECEIVED PROCESSING
JUN 23 2006
WASH, D.C. 185

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published June 14, 2006.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
June 14, 2006	Press Release	Skanska to develop new residential area in Örebro - building about 230 apartments on own behalf and for external custormers	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
JUN 26 2006
THOMSON
FINANCIAL

dw 6/26

Press Release

June 14, 2006

Skanska to develop new residential area in Örebro – building about 230 apartments on own behalf and for external customers

Skanska has begun development of Näsby, a new residential area in Örebro in central Sweden. Skanska's investment in land and the first projects amounts to SEK 247 M.

The Näsby area is being developed in cooperation with the Örebro Municipality for single-family homes as well as tenant-owned and rental apartments. The housing is being constructed in a picturesque environment near a nature preserve by Lake Hjälmaren and in proximity to the city's university and university hospital a couple of kilometers outside central Örebro.

Näsby also represents a premiere for Skanska Rental Housing – Skanska's newly formed company for the development, construction and rental of apartments. Skanska Rental Housing's apartment building comprises 24 units, built in accordance with Skanska Sweden's Moderna Hus concept for industrialized construction.

Skanska is also developing, building and selling on its own behalf about 80 single-family homes and 40 Bo Klok tenant-owner apartments.

Skanska's initial investment of SEK 247 M pertains to the aforementioned residential projects, including purchase of land and certain infrastructural work.

In addition, Skanska is also contracted for the construction of 80 rental apartments for the municipal housing company Örebrobostäder. The contract amount is SEK 81.5 M. Six sheltered accommodation units will be constructed for the Frösunda healthcare company for SEK 6 M.

The construction projects will be carried out in several stages starting this autumn.

"Attractive housing is an important requirement for the continued development of the city, which is growing by 600-700 inhabitants annually. We are pleased to be able to offer a broad offering of various types of

housing together with Skanska. Within the municipality we are moving ahead with planning efforts to facilitate implementation," says Jonas Karlsson, municipal commissioner responsible for city planning matters in Örebro.

For further information please contact:

Tomas Ringdahl, Vice President, Skanska Sweden, tel +46 70 568 96 46
Per-Lennart Berg, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.